Item 77H (Change in control of registrant) - Attachment
Series 36 -
Parametric Market Neutral Fund

As of April 30, 2014, pooled income funds (established and maintained by a public charity) managed by EVM and accounts advised by EVM no longer owned 25% or more of the Fund's voting securities.

As of April 30, 2014, accounts advised by EVM, an Eaton Vance Collective Investment Trust and pooled income funds (established and maintained by a public charity) managed by EVM owned as a result of various share purchases 65.7% of the Fund's outstanding shares.